UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from  _______ to _______

Commission File Number 001-12510

                       AHOLD USA, INC. 401(K) SAVINGS PLAN
                      Stop & Shop Supermarket Company, Inc.
                                 1385 Hancock St.
                                 Quincy, MA 02169

                        (Full title and address of plan)



                          KONINKLIJKE AHOLD N.V. (publ)
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



     The Ahold USA, Inc. 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003 and schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

Exhibits

Exhibit Number                Description of Documents
-------------                 ------------------------
1                             Independent Auditor's Consent

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             AHOLD USA, INC. 401(k) SAVINGS PLAN

                                             By:  AHOLD U.S.A., INC.
                                                  As Plan Administrator

                                             By:     / s /    Ward Kraemer
                                                  ------------------------------
                                                  Name:   Ward Kraemer
                                                  Title:  Vice President,
                                                          Retirement Plans and
                                                          Executive Compensation


                                             Date:   November 2, 2004

Appendix 1
Ahold USA, Inc.
401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2003 and 2002,
Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

AHOLD USA, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2003 AND 2002:

   Statements of Net Assets Available for Benefits                            2

   Statements of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

   Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)   10

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Ahold USA, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ahold USA, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

As discussed in Note 7 to the financial statements, certain activities of the Plan's sponsor, its owner, and affiliates (and their current and former directors, officers and employees) with respect to the Plan and its operations are the subject of ongoing investigations by various governmental and regulatory entities.

[GRAPHIC OMITTED] Deloitte & Touche LLP

McLean, Virginia
June 25, 2004 (October 13, 2004, as to Note 7)

AHOLD USA, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
----------------------------------------------------------------------------

ASSETS                                           2003                2002
INVESTMENTS -- At fair value:
  Interest in Master Trust                   $646,084,404       $494,340,155
  Loan to participants                         18,979,935         18,686,368
                                             ------------       ------------
    Total investments                         665,064,339        513,026,523

CONTRIBUTIONS RECEIVABLE:
  Employer                                     14,116,374         12,808,781
  Other receivable                                      0             13,470
                                             ------------       ------------
    Total assets                              679,180,713        525,848,774
                                             ------------       ------------
LIABILITIES

  Accrued expenses                                  3,533             58,354
  Excess deferrals                                506,942            488,459
                                             ------------       ------------
    Total liabilities                             510,475            546,813
                                              -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS            $678,670,238       $525,301,961
                                             ============       ============

See notes to financial statements.

AHOLD USA, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

----------------------------------------------------------------------------------------------------------------
                                                                                 2003                2002
ADDITIONS:
  Participant contributions                                                     $ 47,904,525        $ 43,700,180
  Employer contributions                                                          14,466,202          12,888,751
  Participant rollovers                                                            2,977,091           3,611,952
  Net investment income/(loss) from interest in Master Trust                     104,014,991        (70,857,571)
                                                                                ------------        ------------
    Total                                                                        169,362,809        (10,656,688)
                                                                                ------------        ------------

DEDUCTIONS:
  Benefit payments                                                                45,797,188          31,369,288
  Administrative expenses                                                            195,433             231,552
                                                                                ------------        ------------
    Total                                                                         45,992,621          31,600,840
                                                                                ------------        ------------

  Assets transferred from/(to) other plans--net                                   29,998,089           6,779,744

NET INCREASE/(DECREASE)                                                          153,368,277        (35,477,784)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                              525,301,961         560,779,745
                                                                                ------------        ------------
  End of Year                                                                   $678,670,238        $525,301,961
                                                                                ============        ============

See notes to financial statements.

AHOLD USA, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Ahold USA, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     General--The Plan is a defined contribution Plan that was adopted by Ahold USA, Inc. (the "Company"), effective July 1, 1997, to provide tax-deferred savings to the Company and its subsidiaries' eligible salaried employees. In August 2001, the Company acquired certain stores of Grand Union from C&S Wholesale Grocers. The employees of Grand Union were offered the opportunity to transfer their accounts from their plan with Grand Union to the Ahold USA, Inc. 401(k) Savings Plan Master Trust. Total assets transferred into the Plan were $2,542,337. Effective October 1, 2001, the assets for active salaried associates of the Peapod Inc. 401(k) Savings Plan were transferred into the Plan. The amount of the assets transferred was $1,502,171. Additionally, assets may be transferred into or between related plans of the Company in connection with a change in an eligible employee's employment status (i.e., salaried, hourly, or union). Such transfers from/(to) other plans totaled $(1,400,510) for 2003 and $1,141,855 for 2002. In August of 2002, Ahold sold several of its Tops divisions. Assets transferred out of the Plan as a result of the sale totaled $(1,277,261). Effective January 1, 2003, employees of Bruno's Supermarkets, Inc. were added to the Plan. As a result, approximately 3,000 new participants entered the Plan, and approximately $36.9 million in assets were transferred to the Plan from Bruno's Supermarkets, Inc. Retirement Savings Plan. In December 2002, $6,915,150 was transferred and the remaining assets of $31,398,599 were transferred to the Plan on January 2, 2003.

     An employee is eligible to participate in the Plan after completing one hour of service commencing at the employee's start date and attainment of age 21. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Ahold USA Pension Committee approved an amendment number 6 to the Plan to effectuate the permanent suspension of investing in the Ahold American Depository Receipts ("ADR") Fund, effective December 4, 2003.

     Master Trust--Effective July 1, 1997, the Ahold USA, Inc. 401(k) Savings Plan Master Trust (the "Trust") was established to serve as the funding medium of the Plan. Fidelity Management Trust Company (the "Trustee") was appointed by the Company to hold, administer, and invest the assets of the Trust. The Trust is also the funding medium for other Company-sponsored employee benefit plans. Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets. In August 2, 2001, the Company acquired certain stores of Grand Union from C&S Wholesale Grocers. The employees of Grand Union were offered the opportunity to transfer their accounts from their plan with Grand Union to the Ahold USA, Inc. 401(k) Savings Plan Master Trust. Total assets transferred into the Trust were $4,565,967. Effective October 1, 2001, all the assets of the Peapod Inc. 401(k) Savings Plan were merged into the Trust. The amount of the assets merged was $1,590,069.

     Administration--All administrative expenses associated with the Plan are paid by the Plan except for the costs of Company employees responsible for Plan administration, which are paid by the Company.

     Contributions--A participant may elect to make pretax contributions to the Plan in an amount ranging from 1% to 18% (25% for non-highly compensated participants) of the participant's compensation (consisting of total earnings including overtime, bonuses, and other special allowances, as defined) up to a maximum amount established annually by the Internal Revenue Service (the "IRS"). The Company matches 50% of a participant's contribution, such that the participant's contributions do not exceed 6% of eligible compensation. Individual companies may make additional matching contributions on behalf of their eligible participants. Participant contributions in excess of Plan or statutory limits are refunded to participants and are included as excess deferrals on the statements of net assets.

     Investments--Participants direct the investment of their contributions into various investment options offered by the Plan.

     Participant Accounts--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings (losses), (c) forfeitures of participant's nonvested accounts, and (d) an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting--A participant vests in the Company contribution at a rate of 20% for each year a participant works at least 1,000 hours. Employee contributions are fully vested. Forfeited balances of terminated participants are used to reduce future contributions by the Company.

     Loans to Participants--A participant is eligible to borrow from the Plan after participating in the Plan for at least one year. The minimum loan amount is $1,000 and may not exceed the lower of $50,000 or 50% of the participant's vested account balance. Each loan is secured by the participant's account and bears interest at prime (4.00% at December 31, 2003), adjusted monthly. Loans are repaid through payroll withholdings over terms of 6 months to 15 years.

     Payment of Benefits--A participant's account may be withdrawn upon attainment of age 59 1/2, retirement, death, or termination of employment. At such time, the participant is entitled to receive the entire value of his or her account either as a lump-sum amount or annual installments over a ten-year period.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements are prepared under the accrual basis of accounting that is in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income Recognition--Interest in the Master Trust is stated at fair market value as determined by the Trustee, based on quoted market prices of the underlying assets. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     Participant loans are stated at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Expenses--Administrative expenses associated with the Plan are paid by the Plan, except for the costs of Company employees responsible for Plan administration, which are paid by the Company.

     Payment of Benefits--Benefit payments to participants are recorded upon distribution.

3.   MASTER TRUST

     The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the assets of the Master Trust as of December 31, 2003 and 2002, is as follows:

                                                          2003                2002

Ahold Company Stock Fund                              $ 11,793,738         $9,044,712
Fidelity Diversified International Stock Fund           17,739,116         10,359,990
Fidelity Equity Income Fund                             33,483,194         24,993,421
Fidelity Freedom Income Fund                             2,374,963          1,618,513
Fidelity Freedom 2000 Fund                               2,606,219          2,056,821
Fidelity Freedom 2010 Fund                               7,869,893          5,115,824
Fidelity Freedom 2020 Fund                               8,632,747          4,821,981
Fidelity Freedom 2030 Fund                               7,523,177          4,191,042
Fidelity Freedom 2040 Fund                               1,553,760            488,235
Fidelity Growth & Income Fund                          112,230,199         96,120,746
Fidelity Low-Priced Stock Fund                          64,584,218         41,689,208
Fidelity Magellan Fund                                  69,278,214         51,980,005
Fidelity Magellan Bond Fund                             57,021,925         50,996,866
Fidelity Managed Income Portfolio II Class 3 Fund      224,797,206        201,902,354
Fidelity Puritan Fund                                   72,725,131         59,105,055
Janus Twenty Fund                                                0         34,759,628
Janus Worldwide Fund                                             0         42,818,546
Lord Abbett Development Growth                          16,432,004          8,511,318
RBC Mid Cap Equity 1                                     4,031,794                  0
Fidelity Blue Chip                                       3,199,494                  0
Msift Value Adviser                                              0          5,585,616
Mutual Discovery Z                                      55,640,162                  0
H&W Mid Cap Val 1                                       16,460,626                  0
Spartan U.S. Equity Index Fund                          44,326,332         32,278,258
Janus Adv. Cap. Appr I                                  45,542,534                 50
MFS Value Fund A                                         7,134,807          4,265,387
                                                       -----------        -----------
                                                      $886,981,453       $692,703,576
                                                       ===========        ===========

     Allocations of assets of the Master Trust to participating plans as of December 31, 2003 and 2002, are as follows:

2003                                                                                  Amount                    Percent

Ahold USA, Inc. 401(k) Savings Plan                                               $646,084,404                   73%
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates                          175,869,734                   20%
Ahold USA, Inc. 401(k) Savings Plan for Union Associates                            65,027,315                    7%
                                                                                  ------------                    --
                                                                                  $886,981,453                  100%
                                                                                  ============                  ====
2002

Ahold USA, Inc. 401(k) Savings Plan                                               $494,340,155                   71%
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates                          152,012,256                   22%
Ahold USA, Inc. 401(k) Savings Plan for Union Associates                            46,351,165                    7%
                                                                                  ------------                    --
                                                                                  $692,703,576                  100%
                                                                                  ============                  ====

     Net investment income/(loss) of the Master Trust for the years ended December 31, 2003 and 2002, is as follows:

                                                            Net Appreciation
                                            Total           (Depreciation) in             Net
                                        Interest and          Fair Value of           Investment
                                          Dividends            Investments           Income/(Loss)
                                                                   2003
                                         ---------------------------------------------------------
Ahold Company Stock Fund                 $         0          $     226,034          $    226,034
Mutual Funds                              21,946,951            115,841,447           137,788,398
                                         -----------          -------------          -------------
Total                                    $21,946,951          $ 116,067,481          $138,014,432
                                         ===========          =============          =============

                                                                  2002
                                         ---------------------------------------------------------
Ahold Company Stock Fund                 $         0          $  (7,876,656)         $ (7,876,656)
Mutual Funds                              18,776,502           (100,320,662)          (81,544,160)
                                         -----------          --------------         -------------

Total                                    $18,776,502          $(108,197,318)         $(89,420,816)
                                         ===========          ==============         =============

     Investment earnings of the Master Trust are allocated according to each plan's balance in relation to the total Master Trust fund balance.

     Allocations of net investment income/(loss) of the Master Trust to the participating plans for the years ended December 31, 2003 and 2002, are as follows:

                                                                               2003                2002

Ahold USA, Inc. 401(k) Savings Plan                                            $104,014,991       $(70,857,571)
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates                        23,832,015        (11,530,635)
Ahold USA, Inc. 401(k) Savings Plan for Union Associates                         10,167,425         (7,032,610)
                                                                               ------------       -------------

Total                                                                          $138,014,431       $(89,420,816)
                                                                               ============       =============

4.   PLAN TERMINATION

     The Company has the right under the Plan, although it has not expressed any intent to do so, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

5.   RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by affiliates of Fidelity Management Trust Company, the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $195,433 for 2003 and $120,391 for 2002.

6.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Plan by a letter dated May 22, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan; thus the related Trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   LITIGATION AND GOVERNMENTAL/REGULATORY INVESTIGATIONS

     On February 24, 2003 the Company's parent, Royal Ahold ("Ahold"), announced, among other things, that it would be restating its earnings for the fiscal year 2001 and the first three quarters of the fiscal year 2002, because of certain accounting irregularities at one of its operating subsidiaries, U.S. Foodservice, Inc. ("U.S. Foodservice"), and that the historical financial statements of Ahold would have to be restated because certain other subsidiaries had been improperly consolidated (the "February 24 Announcement"). Following the February 24 Announcement, the United States Attorney for the Southern District of New York (the "U.S. Attorney") commenced a grand jury criminal investigation relating to possible wrongdoing, and the United States Securities & Exchange Commission ("SEC") commenced a civil investigation relating to possible violations of U.S. securities laws, by Ahold, its subsidiaries, including the Company, and certain of their respective current and former officers, directors and employees in connection with the events leading to the February 24 Announcement and other accounting-related matters. With respect to the SEC civil investigation, the SEC announced on October 13, 2004, as part of an overall settlement agreement, that it would not seek a penalty from Ahold because of, among other reasons, the Company's extensive cooperation with the Commission's investigation. In addition, following the February 24 Announcement, United States Department of Labor ("DOL") opened both civil and criminal investigations into whether any violations of ERISA were committed by Ahold and certain of its current and former officers, directors and employees in connection with the 401(k) retirement savings plan of Ahold USA, Inc. In the course of the DOL criminal investigation, which is also being coordinated with the U.S. Attorney's investigation, a letter request, dated July 9, 2003, was issued by the DOL relating to the Plan. With respect to the DOL civil investigation, Ahold received a letter closing the case on June 18, 2004. The DOL did not issue a fine to Ahold. The DOL noted that Ahold needed to improve processes with respect to the production of the Form 5500 and plan expenses. With respect to the DOL criminal investigation, the Company is fully cooperating with the investigation and has reached an agreement with the DOL regarding the production of documents in response to the letter request. Additionally, the Company's legal counsels are involved in ongoing discussions with the staff of the DOL in order to fully ascertain the staff's position in these matters. In view of the nature and stage of those discussions, the Company cannot at this point predict when the investigation will be completed, whether the Company will actually be charged with or convicted of any violation of law or whether any fines will be imposed upon the Company or what the final amount of such fines would be or what actions, if any, the Company will be required to take with respect to the Plan.

     Following the February 24 Announcement, numerous putative class actions claiming violations of Section 10(b) of the Securities & Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act (collectively, the "Securities Action") were filed on behalf of Ahold's stockholders. Additionally, two class actions were also filed on behalf of participants in the 401(k) retirement savings plan of Ahold USA, Inc. against Ahold, Ahold USA, Inc. and certain of Ahold's and its subsidiaries' respective current and former officers, directors and employees and one on behalf of the participants in the 401(k) retirement savings plan of U.S. Foodservice against U.S. Foodservice and certain of its current and former officers, directors and employees alleging violations of ERISA (collectively, the "ERISA Actions"). To date, this litigation does not yet involve any claims relating to the Plan. Due to the early stages of this litigation, however, the Company is unable to predict whether the likelihood of an adverse judgment against the Company is either probable or remote. Further, in the event of an adverse judgment, the Company is unable to predict the amount of damages the Company would face as result of such a judgment.

                                     ******

AHOLD USA, INC. 401(k) SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

               Identity of                  Description of Investment
Party-in-      Issuer, Borrower,            Including Maturity Date, Rate of
Interest to    Lessor, or Similar           Interest, Collateral, Par,                       Current
the Plan       Party                        or Maturity Value                                Value

        *      Interest in Master Trust                                                        $  646,084,404

        *      Loans to participants        Various loans, bearing interest at
                                            prime (prime plus 1% for loans
                                            withdrawn prior to July 1, 2000),
                                            maturities up to 15 years                              18,979,935
                                                                                             ----------------

               Total                                                                           $  665,064,339
                                                                                             ================

* Party-in-interest.

Exhibits

Exhibits Number             Description of Documents
---------------             ------------------------

1                           Independent Auditor's Consent